SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934

Himax Technologies, Inc.
(Name of Issuer)
Ordinary Shares, par value US$0.3 per share
(Title of Class of Securities)
43289P106
(CUSIP Number)
May 9, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d – 1(b)

☐       Rule 13d – 1(c)

☒       Rule 13d – 1(d)

SCHEDULE 13G

CUSIP No. 43289P106	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Whei-Lan Teng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong Special Administrative Region
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
1,335,548 (See item 4)
	6	SHARED VOTING POWER
19,800,172 (See item 4)
	7	SOLE DISPOSITIVE POWER
1,335,548 (See item 4)
	8	SHARED DISPOSITIVE POWER
19,800,172 (See item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,135,720 (See item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.14% (See item 4)
12		TYPE OF REPORTING PERSON
IN

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CUSIP No. 43289P106	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Renmar Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
2,643,782
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
2,643,782
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,643,782
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.77%
12		TYPE OF REPORTING PERSON
CO

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CUSIP No. 43289P106	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Corenmar Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
17,156,390
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
17,156,390
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,156,390
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.98%
12		TYPE OF REPORTING PERSON
CO

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Item 1(a). Name of Issuer.

Himax Technologies, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the principal executive offices of Himax Technologies, Inc. is No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, the Republic of China.

Item 2(a). Name of Person Filing.

Whei-Lan Teng

Renmar Finance Limited

Corenmar Investment Limited

Item 2(b). Address of Principal Business Office or, if None, Residence.

The address of the principal business office of Whei-Lan Teng is 8F.-3, No.300, Jhongjheng Rd., Hsinchu City 300, Taiwan, the Republic of China.

The address of the principal business office of Renmar Finance Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The address of the principal business office of Corenmar Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Item 2(c). Citizenship.

Whei-Lan Teng is a citizen of Hong Kong Special Administrative Region.

Renmar Finance Limited is incorporated under the laws of the British Virgin Islands.

Corenmar Investment Limited is incorporated under the laws of the British Virgin Islands.

Item 2(d). Title of Class of Securities.

Ordinary Shares, par value US$0.3 per Share (the “Shares”).

Item 2(e). CUSIP Number.

43289P106

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

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(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________

Item 4. Ownership.

(a), (b) and (c)

Whei-Lan Teng directly owns 1,335,548 Shares, representing approximately 0.39% of the outstanding Shares. Whei-Lan Teng beneficially owns 2,643,782 Shares through Renmar Finance Limited, which is an investment company controlled by Whei-Lan Teng. In addition, Whei-Lan Teng, may be attributed beneficial ownership of 17,156,390 Shares held in trust by Corenmar Investment Limited for the benefit of her children. Whei-Lan Teng therefore may be deemed to have shared power to vote or dispose of 21,135,720 Shares. Accordingly, Whei-Lan Teng may be deemed to beneficially own an aggregate of 21,135,720 Shares, representing approximately 6.14% of the outstanding Shares.

Renmar Finance Limited directly owns and has shared power to vote and dispose of 2,643,782 Shares, representing approximately 0.77% of the outstanding Shares as of May 30, 2017.

Corenmar Investment Limited directly owns and has shared power to vote and dispose of 17,156,390 Shares, representing approximately 4.98% of the outstanding Shares as of May 30, 2017.

Item 5. Ownership of Five Percent or Less of the Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2017

By:	/s/ Whei-Lan Teng
	Name:	Whei-Lan Teng

RENMAR FINANCE LIMITED

By:	/s/ Whei-Lan Teng
	Name:	Whei-Lan Teng
	Title:	Director

CORENMAR INVESTMENT LIMITED

By:	/s/ Whei-Lan Teng
	Name:	Whei-Lan Teng
	Title:	Director

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Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendment thereto) with respect to the Shares of Himax Technologies, Inc. and further agree that this agreement be included as an exhibit to such filing. In evidence there of, each of the undersigned hereby executed this Agreement on May 30, 2017.

By:	/s/ Whei-Lan Teng
	Name:	Whei-Lan Teng

RENMAR FINANCE LIMITED

By:	/s/ Whei-Lan Teng
	Name:	Whei-Lan Teng
	Title:	Director

CORENMAR INVESTMENT LIMITED

By:	/s/ Whei-Lan Teng
	Name:	Whei-Lan Teng
	Title:	Director

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